Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 188-A-I dated May 10, 2010	Term Sheet to Product Supplement No. 188-A-I Registration Statement No. 333-155535 Dated May 11, 2010; Rule 433

Structured Investments	$ Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index due May 17, 2012

General

  The notes are designed for investors who seek unleveraged exposure to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index as described below. Investors should be willing to forgo interest payments and, if the Underlying declines from the Initial Underlying Value, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The “Additional Amount” referred to in the accompanying product supplement no. 188-A-I is deemed to be $0 and, therefore, the notes will not pay any Additional Amount at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 17, 2012†
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about May 12, 2010 and are expected to settle on or about May 17, 2010.

Key Terms

Underlying:	JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index (the “Commodity-IGAR 9 Long-Only” or the “Underlying”)
Payment at Maturity:

Payment at maturity will reflect the performance of the Underlying. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. The principal amount of your notes will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Underlying Return)
You may lose some or all of your investment at maturity if the Ending Underlying Value is less than the Initial Underlying Value.
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	The Underlying closing value on the pricing date, which is expected to be on or about May 12, 2010
Ending Underlying Value:	The Underlying closing value on the Observation Date
Observation Date:	May 14, 2012†
Maturity Date:	May 17, 2012†
CUSIP:	48124AQM2
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 188-A-I or early acceleration in the event of a hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 188-A-I and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 188-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-40 of the accompanying product supplement no. 188-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 11, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 188-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 188-A-I dated May 10, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 188-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 188-A-I dated May 10, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001910/e38730_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index

The Commodity Investable Global Asset Rotator 9 Long-Only Index (the “Commodity-IGAR 9 Long-Only” or the “Underlying”).

The Commodity-IGAR 9 Long-Only was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR 9 Long-Only references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCITM Index (“S&P GSCITM”) and is intended to serve as a benchmark value for a particular commodity. The Commodity-IGAR 9 Long-Only is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts.

Historical performance data for each sub-index is run through the Commodity-IGAR 9 Long-Only algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance algorithm tests the year-over-year performance for each sub-index, and the consistency algorithm filters out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to twelve sub-indices that are ranked with the strongest positive performance and successfully pass the consistency test are assigned a target weight of one-twelfth (1/12) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-twelfth will apply to each of the strongest sub-indices even if their number is less than twelve. The remaining constituents are assigned a weight of zero percent (0%).

The value of the Commodity-IGAR 9 Long-Only is the value of the synthetic portfolio, minus an adjustment factor deducted daily at an annual rate of 0.96%.

As of May 4, 2010, the Commodity-IGAR 9 Long-Only synthetic portfolio contains twelve long positions in the S&P GSCI sub-indices referencing the following commodities: Brent Crude, WTI Crude, Gas Oil, Gasoline, Heating Oil, Silver, Gold, Zinc, Nickel, Lead, Copper and Aluminum. The value of the Commodity-IGAR 9 Long-Only is published each trading day under the Bloomberg ticker symbol “CMDT9YER”.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-1

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE COMMODITY-IGAR 9 LONG-ONLY — The notes provide unleveraged exposure to the Commodity-IGAR 9 Long-Only. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index. The Commodity-IGAR 9 Long-Only references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index” in the accompanying product supplement no. 188-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 188-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCITM constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCITM constituent sub-indices or the constituent sub-indices of the Commodity-IGAR 9 Long-Only, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 188-A-I dated May 10, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value.
  NO PROTECTION AGAINST LOSS — If the Underlying Return is negative, at maturity, you will lose some or all of your investment. For each 1% that the Ending Underlying Value declines relative to the Initial Underlying Value, you will lose 1% of your investment in the notes. The “Additional Amount” referred to in the accompanying product supplement no. 188-A-I is deemed to be $0 and, therefore, the notes will not pay any Additional Amount at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-2

  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent — the entity that, among other things, determines the Underlying closing values to be used to determine your payment at maturity — and acting as the Index Calculation Agent and sponsor of the Underlying and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, Index Calculation Agent, sponsor of the Underlying and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE UNDERLYING IN A WAY THAT AFFECTS ITS VALUE — JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Underlying, and is responsible for calculating and maintaining the Underlying and developing the guidelines and policies governing its composition and calculation. The rules governing the Underlying may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute or exclude a futures contract included in the Underlying due to a change in law or otherwise and to calculate substitute closing levels of the Underlying. Unlike other indices, the maintenance of the Underlying is not governed by an independent committee. Although judgments, policies and determinations concerning the Underlying are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the value of the Underlying and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes.
  JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Underlying and its constituent sub-indices and the futures contracts underlying the Underlying and its constituent sub-indices.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in the Commodity-IGAR 9 Long-Only, and thus the value of your notes, in unpredictable or unanticipated ways. The Commodity-IGAR 9 Long-Only provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Commodity-IGAR 9 Long-Only are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity-IGAR 9 Long-Only. The United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. In addition, the Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which commodity futures contracts trade, may make rules or change current interpretations with respect to position limits. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the value of the

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-3

  Commodity-IGAR 9 Long-Only and your payment, if any, at maturity. Please see “The JPMorgan Core Commodity Investable Global Asset Rotator Excess Return — Extraordinary Events Affecting Commodity-IGAR 9 Long-Only and Constituent Sub-Indices” in the accompanying product supplement no. 188-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 188-A-I for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH COMMODITY-IGAR 9 LONG-ONLY’S MOMENTUM INVESTMENT STRATEGY — The Commodity-IGAR 9 Long-Only employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR 9 Long-Only strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of the Commodity-IGAR 9 Long-Only limit exposure to rapidly appreciating sub-indices. This is because the Commodity-IGAR 9 Long-Only rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total long synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index.
  THE COMMODITY-IGAR 9 LONG-ONLY SYNTHETIC PORTFOLIO MAY HOLD FEW OR NO SUB-INDICES AND WILL NOT REPLICATE THE COMPONENTS OR WEIGHTINGS OF THE S&P GSCITM COMMODITY INDEX — Because the rules of the Commodity-IGAR 9 Long-Only limit the synthetic portfolio to holding only constituent sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no constituent sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices. By contrast, the S&P GSCITM seeks to allocate weights based on the relative importance of component commodities within the overall economy. As a result, the Commodity-IGAR 9 Long-Only will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituent sub-indices of the Commodity-IGAR 9 Long-Only. The Commodity-IGAR 9 Long-Only synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR 9 Long-Only synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE COMMODITY-IGAR 9 LONG-ONLY, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodity-IGAR 9 Long-Only and, therefore, the value of your notes.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE CONSTITUENT SUB-INDICES OF THE COMMODITY-IGAR 9 LONG-ONLY RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE COMMODITY-IGAR 9 LONG-ONLY AND THE VALUE OF THE NOTES — The constituent sub-indices of the Commodity-IGAR 9 Long-Only are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices of the Commodity-IGAR 9 Long-Only approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-4

  that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the constituent sub-indices of the Commodity-IGAR 9 Long-Only have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Commodity-IGAR 9 Long-Only. The presence of contango in the commodity markets, (i.e., where the prices for the relevant futures contract are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Commodity-IGAR 9 Long-Only and thus the value of notes linked to the Commodity-IGAR 9 Long-Only.
  THE COMMODITY-IGAR 9 LONG-ONLY MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED WITH RESPECT TO THE FUTURES CONTRACTS UNDERLYING THE CONSTITUENT SUB-INDICES — The Commodity-IGAR 9 Long-Only follows a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which the Commodity-IGAR 9 Long-Only is based will be successful or that the Commodity-IGAR 9 Long-Only will outperform any alternative strategy that might be employed with respect to the futures contracts underlying the constituent sub-indices.
  THE COMMODITY-IGAR 9 LONG-ONLY HAS A LIMITED OPERATING HISTORY — The Commodity-IGAR 9 Long-Only was established on February 13, 2009 (and its governing rules were amended on July 13, 2009 and effective as of August 24, 2009). Therefore, the Strategy has limited historical performance. Back-testing or similar analysis in respect of the Commodity-IGAR 9 Long-Only must be considered illustrative only and may be based on estimates or assumptions not used by the Note Calculation Agent when determining the Commodity-IGAR 9 Long-Only values.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. The Underlying is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index, such as the Underlying, reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE REPORTED LEVEL OF THE COMMODITY-IGAR 9 LONG-ONLY WILL INCLUDE THE DEDUCTION OF AN ADJUSTMENT FACTOR — One way in which the Commodity-IGAR 9 Long-Only differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of an adjustment factor assessed at an annual rate of 0.96%. This adjustment factor is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Commodity-IGAR 9 Long-Only will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and the constituent sub-indices;
    the time to maturity of such notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
    interest and yield rates in the market generally as well as in the markets of the futures contracts that compose the constituent sub-indices;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-5

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Commodity Investable Global Asset Rotator 9 Long-Only?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Underlying Value of 110. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	Payment at Maturity

198.00	80.00%	$1,800.00
187.00	70.00%	$1,700.00
176.00	60.00%	$1,600.00
165.00	50.00%	$1,500.00
154.00	40.00%	$1,400.00
143.00	30.00%	$1,300.00
132.00	20.00%	$1,200.00
121.00	10.00%	$1,100.00
115.50	5.00%	$1,050.00
110.00	0.00%	$1,000.00
99.00	-10.00%	$900.00
88.00	-20.00%	$800.00
77.00	-30.00%	$700.00
66.00	-40.00%	$600.00
55.00	-50.00%	$500.00
44.00	-60.00%	$400.00
33.00	-70.00%	$300.00
22.00	-80.00%	$200.00
11.00	-90.00%	$100.00
0.00	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The value of the Underlying increases from the Initial Underlying Value of 110 to an Ending Underlying Value of 115.50. Because the Ending Underlying Value of 115.50 is greater than the Initial Underlying Value of 110, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) = $1,050

Example 2: The value of the Underlying decreases from the Initial Underlying Value of 110 to an Ending Underlying Value of 88.
Because the Ending Underlying Value of 88 is less than the Initial Underlying Value of 110, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) = $800

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-6

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested weekly Underlying closing values from January 7, 2005 through February 13, 2009, and the historical performance of the Underlying based on the weekly Underlying closing values from February 13, 2009 through May 7, 2010. The Underlying was established on February 13, 2009. The Underlying closing value on May 10, 2010 was 111.5182. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment at maturity. The data for the hypothetical back-tested performance of Commodity-IGAR 9 Long-Only set forth in the following graph was calculated on materially the same basis on which the performance of Commodity-IGAR 9 Long-Only is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCITM sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for Commodity-IGAR 9 Long-Only is net of an adjustment factor of 0.96% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator 9 Long-Only Index	TS-7